

October 27, 2014

<u>Via E-mail</u>
Patrizio Graziani
Chairman and President
Nortel Inversora S.A.
Alicia Moreau de Justo 50
C1107AAB-Buenos Aires
Argentina

      Re: **Nortel Inversora S.A.**
                Form 20-F for the Fiscal Year Ended December 31, 2013
                Filed April 14, 2014
                File No. 1-14270

Dear Mr. Graziani:

We refer you to our comment letter dated September 15, 2014 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ Cecilia Blye

                                       Cecilia Blye, Chief
                                       Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance